UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2010

Commission File Number: 000-53826

GSME ACQUISITION PARTNERS I
(Translation of registrant’s name into English)

762 West Beijing Road, Shanghai, China 200041
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

GSME ACQUISITION PARTNERS I (“GSME”) INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS SHAREHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING GSME SECURITIES, REGARDING ITS PROPOSED BUSINESS COMBINATION WITH PLASTEC INTERNATIONAL HOLDINGS LIMITED (“PLASTEC”), AS DESCRIBED IN THIS REPORT.  THIS REPORT ON FORM 6-K, INCLUDING SOME OR ALL OF THE EXHIBITS HERETO, WILL BE DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.

COHEN & COMPANY SECURITIES, LLC (“COHEN”), THE REPRESENTATIVE OF THE UNDERWRITERS OF GSME’S INITIAL PUBLIC OFFERING (“IPO”) CONSUMMATED IN NOVEMBER 2009, HAS BEEN ENGAGED TO ASSIST GSME IN THESE EFFORTS PURSUANT TO WHICH IT WILL BE PAID A SUCCESS FEE OF $500,000, PLUS EXPENSES, UPON CONSUMMATION OF THE BUSINESS COMBINATION WITH PLASTEC.  ADDITIONALLY, COHEN AND THE OTHER UNDERWRITERS IN GSME’S IPO DEFERRED AN AGGREGATE OF $1,440,000 COMMISSIONS OWED TO THEM IN CONNECTION WITH THE IPO UNTIL THE CLOSING OF GSME’S BUSINESS COMBINATION.  IF THE BUSINESS COMBINATION WITH PLASTEC IS NOT CONSUMMATED AND GSME DOES NOT CONSUMMATE ANOTHER BUSINESS COMBINATION BY MAY 25, 2011, SUCH DEFERRED UNDERWRITING COMMISSIONS WILL BE FORFEITED BY THE UNDERWRITERS AND WILL BE INCLUDED AMONG THE FUNDS THAT WILL BE AVAILABLE TO THE GSME SHAREHOLDERS UPON LIQUIDATION.  GSME, ITS DIRECTORS AND EXECUTIVE OFFICERS AND COHEN MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF GSME SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION.

SHAREHOLDERS OF GSME AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, GSME’S DEFINITIVE PROXY STATEMENT IN CONNECTION WITH ITS SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING BECAUSE THE PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ GSME’S FINAL PROSPECTUS, DATED NOVEMBER 19, 2009, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE GSME OFFICERS AND DIRECTORS AND THEIR, AND COHEN’S, RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THE BUSINESS COMBINATION. THE PROXY STATEMENT WILL BE MAILED TO GSME SHAREHOLDERS AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE BUSINESS COMBINATION. SHAREHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE PROXY STATEMENT, WITHOUT CHARGE, BY DIRECTING A REQUEST TO: GSME ACQUISITION PARTNERS I, 762 WEST BEIJING ROAD, SHANGHAI, CHINA 200041. THE PROXY STATEMENT WILL ALSO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER COVER OF A REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K AND, ONCE FILED, CAN BE OBTAINED, WITHOUT CHARGE, AT THE SECURITIES AND EXCHANGE COMMISSION’S INTERNET SITE (http://www.sec.gov).

Entry Into a Material Definitive Agreement

General

On August 6, 2010, GSME Acquisition Partners I (“GSME”) entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with GSME Acquisition Partners I Sub Limited (“GSME Sub”), Plastec International Holdings Limited (“Plastec”), and each of Sun Yip Industrial Company Limited (BVI) (“Sun Yip”), Tiger Power Industries Limited (BVI) (“Tiger”), Expert Rank Limited (BVI) (“Expert”), Fine Colour Limited (BVI) (“Fine Colour” and together with Sun Yip, Tiger and Expert, collectively the “Insiders”), Cathay Plastic Limited (BVI) (“Cathay”), Greatest Sino Holdings Limited (BVI) (“Greatest”), Colourful Asia International Limited (BVI) (“Colourful”) and Top Universe Management Limited (BVI) (“Top” and together with Greatest and Colourful, collectively the “Investors”).  The Insiders, Cathay and the Investors are the sole shareholders of Plastec (together, the “Plastec Shareholders”).  Upon the consummation of the transactions contemplated by the Merger Agreement, GSME Sub will be merged with and into Plastec, with Plastec surviving as a wholly-owned subsidiary of GSME (the “Merger”).

The Merger is expected to be consummated in the third or fourth quarter of 2010 (the “Closing”), after the required approval by GSME’s shareholders and the fulfillment of certain other conditions, as described herein and in the Merger Agreement.

The following summaries of the Merger and related transactions, the Merger Agreement and the other agreements to be entered into by the parties are qualified in their entirety by reference to the text of the agreements, certain of which are attached as exhibits hereto and are incorporated herein by reference.

Plastec is an integrated plastic manufacturing services provider that operates in the People’s Republic of China through its wholly owned subsidiaries.  Plastec provides precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing, as well as parts assembly. Plastec manufactures a wide range of plastic parts and components for: (i) consumer electronics, such as DVD players, DVD-VHS combos, Blu-ray Disc Player, speakers, MP3, remote controls and other consumer audio-visual products; (ii) electrical home appliances, such as power tools, hair dryers, shavers, vacuum cleaners, LED and LCD television sets and other home-use electrical products; (iii) telecommunication devices, such as modems, set-top boxes, cordless phone handsets and other telecommunication-related parts and components; (iv) computer peripherals, such as LCD monitors, printers and other personal computer parts and components; and (v) other industries, such as GPS devices, precision plastic toys and automobile audio systems.  Plastec manufactures its products solely on the basis of customer orders. Its major customers include international original equipment manufacturers (OEMs), original design manufacturers (ODMs) and original brand manufacturers (OBMs) of consumer electronics, electrical home appliances, telecommunication devices and computer peripherals.

Merger Consideration

Upon consummation of the Merger, the Plastec Shareholders will be entitled to receive up to an aggregate of 16,948,053 ordinary shares, par value $0.001 per share, of GSME (“GSME Shares”), valued at $10.00 per share and based on 15.0x Plastec’s estimated 2010 Net Income (as defined in the Merger Agreement) as set forth in its draft financial statements provided to GSME prior to the date of the Merger Agreement.

Of the 16,948,053 GSME Shares that may be issued in the transaction, 7,344,156 shares shall be issued to the Plastec Shareholders on the Closing of the Merger (the “Closing Shares”) and the remaining 9,603,897 shares (the “Earnout Shares”) will be issued to the Plastec Shareholders as follows:

•
up to an aggregate of 2,824,675 Earnout Shares will be issued if Plastec’s 2011 Net Income equals or exceeds HKD$130,700,000, which is the equivalent of approximately US$16,756,410 based on the exchange rate of 7.8:1 on the date the Merger Agreement was executed (the “Exchange Rate”);

•
up to an aggregate of 3,389,610 Earnout Shares will be issued if Plastec’s 2012 Net Income equals or exceeds HKD$176,000,000, which is the equivalent of approximately US$22,564,103 based on the Exchange Rate; and

•
up to an aggregate of 3,389,612 Earnout Shares will be issued if Plastec’s 2013 Net Income equals or exceeds HKD$250,000,000, which is the equivalent of approximately US$32,051,282 based on the Exchange Rate.

If Plastec’s Net Income for fiscal year 2011 or 2012 is 80% or more of the Net Income target for 2011 or 2012, respectively, or if its Net Income for fiscal year 2013 is 70% or more of the Net Income target for 2013, the Plastec Shareholders will be entitled to be issued a portion of the applicable Earnout Shares based on a pro-rating mechanism set forth in the Merger Agreement, with the balance of any unearned Earnout Shares being deferred to a subsequent year to be earned in the event the subsequent applicable Net Income targets are met (including by way of the pro-rating mechanism, if Plastec comes within specified percentages of the applicable Net Income targets set forth above).  Additionally, Earnout Shares allocated to a later year will be issued in an earlier year if the Net Income target for the later year is achieved in the earlier year (again, including by way of the pro-rating mechanism set forth above), and Earnout Shares allocated to an earlier year but not issued in such earlier year may be issued in a later year if the later year’s Net Income target is achieved (again, including by way of the pro-rating mechanism set forth above).

The aggregate number of GSME Shares to be issued to the Plastec Shareholders in the transaction, including the Earnout Shares, is derived from Plastec’s estimated 2010 Net Income as set forth in its draft financial statements.  If Plastec’s actual 2010 Net Income, as set forth in Plastec’s audited financial statements for its fiscal year ended April 30, 2010, which are to be completed and delivered to GSME on or prior to September 15, 2010, is less than 97% of Plastec’s estimated 2010 Net Income as set forth in its draft financial statements, then  the aggregate number of GSME Shares that may be issued to the Plastec Shareholders in the transaction will be adjusted downward, so that the aggregate value of such shares, at an assumed value of $10.00 per share, is equal to Plastec’s actual 2010 Net Income multiplied by 15.0.

Structure of the Merger; Pro Forma Ownership of GSME Shares

Upon the consummation of the transactions contemplated by the Merger Agreement, GSME Sub will be merged with and into Plastec, with Plastec surviving as a wholly-owned subsidiary of GSME.  Immediately after the Closing, the current shareholders of GSME (including management) will beneficially own 4,800,000 GSME Shares (39.5% of the total outstanding GSME Shares) and the Plastec Shareholders will beneficially own 7,344,156 GSME Shares (60.5%).  The foregoing calculation of beneficial ownership and beneficial ownership percentage does not reflect (i) the issuance and delivery of the Earnout Shares, (ii) the exercise by the holders of the GSME Shares issued in GSME’s initial public offering (“IPO”) of their rights, as established by GSME’s governing documents, to convert their shares into a pro rata share of the trust fund established for their benefit with proceeds from the IPO, or (iii) the purchase by GSME or its affiliates of GSME Shares or other similar arrangements which GSME may enter into for the purpose of enhancing the likelihood of and securing approval from the shareholders of GSME for the Merger and the transactions contemplated by the Merger Agreement and which may utilize the funds held in the trust fund.

Indemnification

Ten percent (10%) of the Closing Shares to be issued and delivered to the Insiders and the Investors at the Closing will be deposited into an indemnification escrow, to be held for the period ending on the 30th day after the date GSME has filed with the Securities and Exchange Commission (“SEC”) its Annual Report on Form 20-F for the fiscal year ending April 30, 2011.  Such shares shall be used to indemnify GSME and Plastec for losses suffered by either resulting from the inaccuracy or breach of any representation or warranty of Plastec or the Plastec Shareholders contained in the Merger Agreement or delivered pursuant thereto, or from the breach or non-fulfillment of any covenant or agreement of Plastec or the Plastec Shareholders contained in the Merger Agreement.

The Plastec Shareholders will be indemnified by GSME, up to an aggregate value equal to the number of GSME Shares initially deposited in the indemnification escrow multiplied by $10.00, for losses resulting from the inaccuracy or breach of any representation or warranty of GSME or GSME Sub contained in the Merger Agreement or delivered pursuant thereto, or from the breach or non-fulfillment of any covenant or agreement of GSME or GSME Sub contained in the Merger Agreement.  GSME will issue additional GSME Shares (valued at fair market value) in satisfaction of such indemnification obligations.

No claim for indemnifiable losses may be initiated by any party after the expiration of the indemnification escrow, except for claims for indemnifiable losses resulting from the inaccuracy or breach of certain surviving representations and warranties. No amount will be payable until the amount of all indemnifiable losses other than those in respect of the surviving representations and warranties exceeds $500,000 but, once this deductible is reached, the full amount will be subject to indemnification from the first dollar.  The full amount of all indemnifiable losses in respect of the surviving representations and warranties will be subject to indemnification without regard to the deductible.

GSME and the Plastec Shareholders have each selected a committee to represent their respective interests with respect to the indemnification obligations described above.

Sale Restrictions

The Plastec Shareholders have agreed not to sell or otherwise dispose of their shares of Plastec prior to the Closing.  The Plastec Shareholders have also agreed to the following restrictions on the disposition of the Closing Shares and Earnout Shares:

•
For a period of 180 days after the Closing, Sun Yip and Tiger may not sell or otherwise dispose of any of their Closing Shares or Earnout Shares.  Furthermore, until April 30, 2013, Sun Yip and Tiger must hold a minimum of the lesser of (i) 20% of the outstanding GSME Shares at the Closing (after taking into account conversions and purchases of GSME Shares as described above), which amount will not exceed 4,349,610 shares or (ii) the number of GSME Shares actually delivered to Sun Yip and Tiger under the Merger Agreement (including Earnout Shares).

•
For a period of 180 days after the Closing, Cathay may not sell or otherwise dispose of any of its Closing Shares.  On the 181st day after the Closing through and including the 300th day after Closing, Cathay may sell or otherwise dispose of 50% of its Closing Shares.  On the date that is 301 days after the Closing, Cathay shall have the right to sell 100% of its Closing Shares.  For a period of 420 days after the Closing, Cathay may not sell or otherwise dispose of any of its Earnout Shares.  Notwithstanding the foregoing, Cathay may sell up to 25% of the Closing Shares and Earnout Shares if the average closing price of the GSME Shares equals or exceeds $12.00 in any continuous 30 trading day period, up to an additional 25% if the average closing price of the GSME Shares equals or exceeds $14.00 in any such period, up to an additional 25% if the average closing price of the GSME Shares equals or exceeds $16.00 in any such period, and up to the final 25% if the average closing price of the GSME Shares equals or exceeds $20.00 in any such period.

•
For a period of 180 days after the Closing, Expert, Fine Colour and each Investor may not sell or otherwise dispose of any of their Closing Shares.  Furthermore, for a period of 180 days after the issuance of any Earnout Shares, Expert, Fine Colour and each Investor may not sell the GSME Shares so issued.

Post-Transaction Board of Directors and Officers of GSME

Upon consummation of the Merger, the board of directors of GSME will be comprised of the following individuals: Kin Sun Sze-To, Eli D. Scher (GSME’s current Chief Executive Officer and Director), Chin Hien Tan, Ho Leung Ning, J. David Selvia, Chung Wing Lai and Joseph Yiu Wah Chow.   Additionally, Kin Sun Sze-To will become the Chairman of the Board and Chief Executive Officer of GSME, Chin Hien Tan will become the Chief Operating Officer of GSME and Ho Leung Ning will become the Chief Financial Officer of GSME.

Kin Sun Sze-To is the Chairman of Plastec’s Board and an Executive Director.  Mr. Sze-To founded the Plastec International Holdings Limited group in 1993. Mr. Sze-To is responsible for directing and reviewing Plastec’s long-term business development strategies, as well as establishing its operational objectives and assignments. Mr. Sze-To is also responsible for Plastec’s marketing and business expansion. Prior to founding Plastec, Mr. Sze-To started his career in the specialized field of spraying of plastics, before diversifying and accumulating over 20 years of experience in other areas of the plastic injection and molding industry. Mr. Sze-To graduated from the Third Kaiping High School of China in 1978.

Chin Hien Tan is Plastec’s Chief Executive Officer, and has been an Executive Director since November 2005. Mr. Tan joined Plastec in 1999 and is responsible for the administration and management of its PRC operations as well as its marketing development. He has over 24 years of experience in the manufacturing industry, with 19 years of experience in three manufacturing entities in Singapore. Mr. Tan graduated from the River Valley High School of Singapore with a General Certificate of Education, Advanced level, in 1977.

Ho Leung Ning is an Executive Director of Plastec. Mr. Ning joined Plastec as a deputy general manager in January 2005 and was appointed as Executive Director in November 2005. Mr. Ning is responsible for Plastec’s corporate planning and financial activities, and he has over 20 years of experience in the banking and finance industry.  Prior to joining Plastec, Mr. Ning was the Assistant General Manager of the Hong Kong branch of The Bank of Tokyo Mitsubishi UFJ Ltd. Mr. Ning graduated from the Hong Kong Baptist University with an Honors Diploma in Economics in 1984.

J. David Selvia is a Non-Executive Director of Plastec. Mr. Selvia was appointed to Plastec’s Board in June 2010, as a director nominated by Cathay.  Mr. Selvia joined Cathay in July 2006 as Vice President and served in such capacity until April 2010 when he was appointed Managing Director.  Mr. Selvia is currently responsible for analyzing new investment opportunities and investment execution. Prior to joining Cathay, from 2004 to 2006, Mr. Selvia attended The Wharton School of the University of Pennsylvania and the Lauder Institute at the University of Pennsylvania to obtain his Masters degree in Business Administration and Masters degree in International Relations.  Previously, Mr. Selvia served as the Business Development Director for GE Capital (Asia) and Business Development Manager for GE Corporate Initiatives Group, both based in Shanghai, from 2000 to 2004. Mr. Selvia received a Bachelor of Arts degree in Economics and International Relations from Boston University and a Masters degree in Business Administration from The Wharton School of the University of Pennsylvania as well as a Masters degree in International Relations from the Lauder Institute at the University of Pennsylvania. Mr. Selvia speaks Mandarin.

Chung Wing Lai is an Independent Non-Executive Director of Plastec.  Since 2002, Mr. Lai has been involved in business consultancy and advisory work in the Asia Pacific Region. From 1999 to February 2009, he was an independent non-executive director of Kingboard Copper Foil Holdings Ltd, a public listed company on The Stock Exchange of Singapore.  He was previously the managing director of Seaunion Holdings Ltd (now known as South Sea Petroleum Holdings Ltd), an oil and gas company listed on The Stock Exchange of Hong Kong Ltd.  He is an independent non-executive director of Kingboard Chemical Holdings Ltd and Kee Shing Holdings Ltd, both of which are public listed companies on The Stock Exchange of Hong Kong Ltd.  Mr. Lai received a Bachelor-of-Laws (Honours) degree from the University of London in 1983.

Joseph Yiu Wah Chow is an Independent Non-Executive Director of Plastec.  Mr. Chow has over 20 years experience in auditing, accounting, and financial management.  He has been a senior partner of JYC & Company, an accounting firm, since 2005 and a practicing director of KTC Partners CPA Ltd. since 2008.  Mr. Chow graduated from the University of Ulster with a Bachelor in Arts in 1989. Additionally, Mr. Chow is also admitted as a member of Association of Chartered Certified public Accountants in 1991 and a member of the Hong Kong Institute of Certified Public Accountants in 1992.  Additionally, he is an associate member of the Taxation Institute of Hong Kong in 1992, Hong Kong Securities Institute in 1998 and Institute of Chartered Accountants in England and Wales in 2006.

Merger Agreement

Representations and Warranties

The Merger Agreement contains representations and warranties of each of GSME, GSME Sub, Plastec and the Plastec Shareholders relating, among other things, to:

•	proper organization and corporate matters;

•	subsidiaries;

•	capital structure;

•	the authorization, performance and enforceability of the Merger Agreement;

•	required consents and filings;

•	compliance with laws;

•	financial statements;

•	absence of undisclosed liabilities;

•	absence of certain changes and events;

•	litigation;

•	employee benefit plans;

•	labor matters;

•	restrictions on business activities;

•	real property, capitalized leases, and all properties, assets and rights required for the conduct of business;

•	taxes;

•	environmental matters;

•	intellectual property;

•	contracts;

•	insurance;

•	government actions and filings;

•	interested party transactions;

•	absence of any indebtedness owed by the Plastec Shareholders to Plastec;

•	absence of any Plastec operations or assets in the United States;

•	ownership of Plastec’s ordinary shares by the Plastec Shareholders;

•	trading of GSME Shares; and

•	the trust fund established for the benefit of the holders of the GSME Shares issued in GSME’s IPO.

Covenants

GSME and Plastec have each agreed to take such actions as are necessary, proper or advisable to consummate the Merger. GSME, Plastec and their respective subsidiaries have also agreed to continue to operate their respective businesses in the ordinary course prior to the Closing and, unless otherwise required or permitted under the Merger Agreement, to not take the following actions, among others, without the prior written consent of the other party:

•
waive any stock repurchase rights, accelerate, amend or (except as specifically provided for in the Merger Agreement) change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

•
grant any severance or termination pay to any officer or employee except pursuant to applicable law, written agreements outstanding, or policies existing on the date of the Merger Agreement and as previously or concurrently disclosed in writing or made available to the other parties to the Merger Agreement, or adopt any new severance plan, or except as required by applicable laws, amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date of the Merger Agreement;

•
transfer or license to any person or otherwise extend, amend or modify any material rights to any intellectual property or enter into grants to transfer or license to any person future patent rights, other than in the ordinary course of business consistent with past practices provided that in no event will either party license on an exclusive basis or sell any of its intellectual property;

•
except for special dividends issued, currently declared, declared prior to the Closing or accrued or payable prior to the Closing by Plastec to the Plastec Shareholders out of Plastec’s retained earnings of up to an aggregate of HKD$50,000,000 (approximately US$6,410,256 based on the Exchange Rate), declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

•
except as contemplated in the Merger Agreement, purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Plastec or GSME, including repurchases of unvested shares at cost in connection with the termination of the relationship with any employee or consultant pursuant to agreements in effect on the date of the Merger Agreement;

•
issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or any securities convertible into or exchangeable for shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into or exchangeable for shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible or exchangeable securities;

•	except in connection with the Merger, amend its charter documents;

•
acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of either party, or enter into any joint ventures, strategic partnerships or alliances or other arrangements that provide for exclusivity of territory or otherwise restrict such party’s ability to compete or to offer or sell any products or services;

•
sell, lease, license, encumber or otherwise dispose of any properties or assets, except (A) sales of inventory in the ordinary course of business consistent with past practice, and (B) the sale, lease or disposition (other than through licensing) of property or assets that are not material, individually or in the aggregate, to the business of such party;

•
except as permitted by the Merger Agreement with respect to GSME or in the ordinary course of business with respect to Plastec or its subsidiaries, incur any indebtedness for borrowed money in excess of $2,000,000 in the aggregate or bearing interest at a rate in excess of 10% per annum or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of either party, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

•
except as required by applicable law, adopt or amend any employee benefit plan, policy or arrangement, any employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants, except in the ordinary course of business consistent with past practices;

•
pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of the Merger Agreement) other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practices or in accordance with their terms, or liabilities recognized or disclosed in the most recent financial statements included in the reports filed with the SEC by GSME prior to the date of the Merger Agreement or Plastec’s financial statements provided to GSME prior to the date of the Merger Agreement, as applicable, or incurred since the date of such financial statements, as applicable, or waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality or similar agreement to which Plastec is a party or of which Plastec is a beneficiary or to which GSME is a party or of which GSME is a beneficiary, as applicable;

•
except in the ordinary course of business consistent with past practices, modify, amend or terminate any material contract, or waive, delay the exercise of, release or assign any material rights or claims thereunder;

•
except as required by the United States generally accepted accounting principles or international financial reporting standards, as applicable, revalue any of its assets or make any change in accounting methods, principles or practices;

•
except in the ordinary course of business consistent with past practices or as provided for in the Merger Agreement, incur or enter into, with respect to Plastec, any agreement for financial advisory, investment banking or other similar services, or, with respect to Plastec and GSME or GSME Sub, any other agreement, contract or commitment requiring such party to pay in excess of $50,000 in any 12-month period;

•	settle any litigation to which any officer, director, shareholder or holder of derivatives securities of Plastec is a party;

•
make or rescind any tax elections that, individually or in the aggregate, would be reasonably likely to adversely affect in any material respect the tax liability or tax attributes of such party, settle or compromise any material income tax liability or, except as required by applicable legal requirement, materially change any method of accounting for tax purposes or prepare or file any return in a manner inconsistent with past practice;

•	form, establish or acquire any subsidiary, except as contemplated by the Merger Agreement or indicated in the disclosure schedules thereto;

•
permit any person to exercise any of its discretionary rights under any employee benefit plan to provide for the automatic acceleration of any outstanding options, the termination of any outstanding repurchase rights or the termination of any cancellation rights issued pursuant to such plans;

•	make material capital expenditures except in accordance with prudent business and operational practices consistent with past practice;

•	take or omit to take any action which would be reasonably anticipated to have a material adverse effect;

•
enter into any transaction with or distribute or advance any assets or property to any of its officers, directors, partners, shareholders or other affiliates other than the payment of salary and benefits in the ordinary course of business consistent with past practices;

•	solely as applied to GSME Sub, carry on a business or conduct any operations other than in performance of its obligations under the Merger Agreement; or

•	agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

The Agreement also contains additional covenants of the parties, including covenants providing for:

•
GSME to prepare a proxy statement, which will contain the information that would have been required in a proxy statement pursuant to the rules of regulations of the SEC if GSME were not a foreign private issuer, to solicit proxies from the GSME shareholders to vote on the proposals that will be presented for consideration at an extraordinary general meeting called for the purpose of approving the Merger and the other transactions contemplated by the Merger Agreement and related matters;

•	the protection of confidential information of the parties and, subject to the confidentiality requirements, the provision of reasonable access to information;

•
the parties to use commercially reasonable efforts to obtain all necessary approvals and consents from governmental agencies and other third parties that are required for the consummation of the Merger Agreement;

•	Plastec and the Plastec Shareholders to waive their rights to make claims against GSME to collect from the trust fund for any monies that may be owed to them by GSME;

•	Plastec Shareholders to waive all rights to damages arising from their status as holders of the equity securities of Plastec;

•
Plastec and GSME to use commercially reasonable efforts to obtain the listing for trading of GSME’s securities on the Nasdaq Stock Market, the NYSE Amex or another United States national securities exchange mutually agreed upon by the parties;

•	GSME to adopt, after the Closing, an equity incentive plan for granting equity awards to employees, officers, directors and consultants of GSME and its subsidiaries, including Plastec; and

•	GSME to change its fiscal year end to April 30 on or prior to the Closing.

Conditions to Closing

General Conditions

Consummation of the transaction is conditioned on (i) the holders of the GSME Shares, at an extraordinary general meeting called for this and other related purposes, approving the Merger and the transactions contemplated by the Merger Agreement and (ii) the holders of fewer than 81% of the GSME Shares issued in GSME’s IPO demanding that their shares be converted into a pro-rata portion of the trust fund, calculated as of two business days prior to the anticipated consummation of the transaction.

In addition, the consummation of the transactions contemplated by the Merger Agreement is conditioned upon, among other things:

•	no order, stay, judgment or decree being issued by any governmental authority preventing, restraining or prohibiting in whole or in part, the consummation of such transactions;

•
the delivery by each party to the other party of a certificate to the effect that the representations and warranties of the certifying party are true and correct in all material respects as of the closing, all covenants contained in the Merger Agreement have been materially complied with by each party and all necessary consents, waivers and approvals have been obtained; and

•	the execution by and delivery to each party of each of the various transaction documents, including the employment agreements and the registration rights agreement.

Plastec’s Conditions to Closing

The obligations of Plastec and the Plastec Shareholders to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above in the preceding paragraph, are conditioned upon each of the following, among other things:

•	there shall have been no material adverse change in the business of GSME or GSME Sub since the date of the Merger Agreement;

•
Jing Dong Gao shall have resigned from all his positions with GSME and GSME Sub and GSME shall have taken all necessary action to set the size of its board to seven and to appoint Kin Sun Sze-To, Chin Hien Tan, Ho Leung Ning, J. David Selvia, Chung Wing Lai and Joseph Yiu Wah Chow, along with Eli D. Scher who will continue as a director, as directors, effective as of the Closing or the date on which the Merger is effected;

•
Plastec’s Board of Directors shall have reconfirmed its approval of the consummation by Plastec of the transactions contemplated by the Merger Agreement, such reconfirmation to be based solely on (i) an evaluation of the funds remaining in the GSME’s trust fund after taking into account all permitted payments, and (ii) any pending litigation or other disputes involving shareholders of GSME;

•	GSME shall have arranged for funds remaining in the trust account to be disbursed to it upon the Closing; and

•	GSME shall be in compliance with the reporting requirements under the Securities Exchange Act of 1934.

GSME’s Conditions to Closing

The obligations of GSME and GSME Sub to consummate the transactions contemplated by the Merger Agreement also are conditioned upon, among other things:

•	there being no material adverse change in the business of Plastec since the date of the Merger Agreement;

•	the Plastec Shareholders shall have repaid to Plastec, on or before the Closing, all direct and indirect indebtedness and obligations owed by them to Plastec;

•	there shall be no derivative securities or rights entitling the holders thereof to acquire Plastec’s ordinary shares or other securities of Plastec; and

•
Plastec’s Net Income in Plastec’s audited financial statements for 2010 shall not be materially lower than the Net Income set forth in Plastec’s draft financial statements, and the audited financial statements shall not contain any material qualification not contained in the draft financial statements or omit to contain any material qualification contained in the draft financial statements.

Waiver

If permitted under applicable law, any party to the Merger Agreement may waive any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and waive compliance with any agreements or conditions for the benefit of such party contained in the Merger Agreement. There can be no assurance that all of the conditions will be satisfied or waived.

At any time prior to the Closing, any party to the Merger Agreement may, in writing, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other parties to the Merger Agreement.

The existence of the financial and personal interests of the directors may result in a conflict of interest on the part of one or more of them between what he may believe is best for GSME and what he may believe is best for himself in determining whether or not to grant a waiver in a specific situation.

Termination

The Merger Agreement may be terminated at any time, but not later than the Closing, as follows:

•	by mutual written agreement of GSME and Plastec;

•
by either GSME or Plastec if the transactions contemplated by the Merger Agreement are not consummated on or before May 25, 2011, provided that such termination is not available to a party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement;

•
by either GSME or Plastec if a governmental entity shall have issued an order, decree, judgment or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transaction, which order, decree, judgment, ruling or other action is final and nonappealable;

•
by Plastec if GSME or GSME Sub has materially breached any of its covenants or representations and warranties in any material respect and has not cured its breach within thirty days of the notice of an intent to terminate, provided that the terminating party is itself not in breach;

•
by GSME if Plastec or any of the Plastec Shareholders have materially breached any of their covenants or representations and warranties in any material respect and has not cured their breach within thirty days of the notice of an intent to terminate, provided that the terminating party is itself not in breach;

•
by GSME or Plastec if, at the GSME shareholders’ meeting, the Merger Agreement shall fail to be approved by the holders of the GSME Shares or the holders of 81% or more of the number of the GSME Shares issued in GSME’s IPO and outstanding as of the date of record of the special meeting exercise their rights, as established by GSME’s governing documents, to convert their shares into a pro rata share of the trust fund; and

•	by Cathay if Plastec’s actual 2010 Net Income as set forth in its audited financial statements is less than 95% of Plastec’s estimated 2010 Net Income as set forth in its draft financial statements.

Except as set forth in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such expenses, whether the transactions contemplated by the Merger Agreement are consummated or the Merger Agreement is terminated as set forth above.

Interests of GSME’s Directors and Officers and Others in the Transaction

GSME’s directors and officers have the following interests in the transaction:

•
If GSME does not consummate the merger or another business combination by November 25, 2010 (or May 25, 2011 if GSME has executed a letter of intent, memorandum of understanding or definitive agreement for a business combination prior to November 25, 2010), GSME’s amended and restated memorandum and articles of association provides that GSME will automatically be liquidated. In such event, the 1,200,000 GSME shares held by the GSME founders that were acquired before the IPO for an aggregate purchase price of $25,000 would be worthless because the GSME founders are not entitled to receive any of the liquidation proceeds with respect to such shares.

•
The GSME founders and their affiliates hold an aggregate of 3,600,000 warrants (“Insider Warrants”) that were purchased for an aggregate purchase price of $1,800,000 (or $0.50 per warrant). The Insider Warrants are identical to the GSME public warrants except that (i) the Insider Warrants will not be transferable or salable by the initial purchasers (except in certain limited circumstances, provided the transferee agrees to be bound by the transfer restrictions) until GSME completes a business combination, (ii) they will be exercisable on a cashless basis and (iii) if GSME calls the warrants for redemption, the Insider Warrants will not be redeemable so long as such warrants are held by the initial purchasers or their affiliates.  All of the Insider Warrants will become worthless if a business combination is not consummated and GSME is liquidated (as will the public warrants).

•
Eli D. Scher will continue to serve as a director of GSME following the merger and may receive compensation in connection therewith, including cash fees, stock options or stock awards that GSME’s board of directors may determine to pay its directors.

•
If GSME liquidates prior to the consummation of a business combination, Jing Dong Gao and Eli D. Scher will be personally liable to ensure that the proceeds in the trust account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors or other entities that are owed money by GSME for services rendered or contracted for or products sold to GSME, but only if such entities did not execute a valid and enforceable waiver. There can be no assurance that they will be able to satisfy their obligations if required.

•
If GSME is required to be liquidated and there are no funds remaining to pay the costs associated with the implementation and completion of such liquidation, Messrs. Gao and Scher have agreed to advance GSME the funds necessary to pay such costs and complete such liquidation (currently anticipated to be no more than approximately $15,000) and not to seek repayment for such expenses.

Additionally, upon consummation of the Merger, the underwriters in GSME’s IPO will be paid an aggregate of $1,440,000 of deferred underwriting discounts and commissions.  Cohen will also receive a $500,000 success fee if the Merger is consummated.  The underwriters will not receive any of these fees if the Merger is not consummated.  Furthermore, in connection with GSME’s IPO, Cohen caused a letter of credit to be issued to GSME in an amount equal to $0.30 per share sold in the IPO, or an aggregate of $1,080,000.  GSME is generally entitled to draw on the letter of credit in order to distribute $0.30 per qualified share to certain of its public shareholders as follows: (i) upon consummation of the proposed merger, to each of GSME’s public shareholders for each ordinary share voted in favor of the merger and properly converted or (ii) upon GSME’s liquidation in the event the merger is not consummated, to each of GSME’s public shareholders for each ordinary share voted in favor of the proposed merger.  After GSME draws on the letter of credit, it shall be cancelled and, in the event the proposed merger has been completed, GSME shall issue in favor of Cohen a demand secured first priority promissory note in favor of Cohen in an amount equal to the amount GSME draws on the letter of credit bearing annual interest at the rate of 8%, payable quarterly, with a default interest rate of 13%, with such other terms, including maturity date, as mutually agreed upon between Plastec and Cohen.

Investor Presentation

Attached as Exhibit 99.2 to this Report of Foreign Private Issuer is the form of investor presentation that GSME expects to use in connection with presentations to certain of its securityholders, as well as other persons interested in purchasing securities of GSME, in connection with the transactions contemplated by the Merger Agreement.

Financial Statements

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934, as amended, this Report of Foreign Private Issuer on Form 6-K contains the unaudited financial statements of GSME for the six months ended April 30, 2010. Such financial statements are attached to this report as Exhibit 99.3.

Exhibits

Exhibit	Description

10.1
Agreement and Plan of Reorganization, dated August 6, 2010, by and among GSME Acquisition Partners I, GSME Acquisition Partners I Sub, Plastec International Holdings Limited, and each of Sun Yip Industrial Company Limited (BVI), Tiger Power Industries Limited (BVI), Expert Rank Limited (BVI), Fine Colour Limited (BVI), Cathay Plastic Limited (BVI), Greatest Sino Holdings Limited (BVI), Colourful Asia International Limited (BVI) and Top Universe Management Limited (BVI).*

99.1	Press release of GSME Acquisition Partners I.

99.2	Investor Presentation.

99.3	Unaudited Financial Statements.

* Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). GSME agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 9, 2010
GSME ACQUISITION PARTNERS I

By:	/s/ Jing Dong Gao
Name: Jing Dong Gao
Title: Chairman

By:	/s/ Eli D. Scher
Name: Eli D. Scher
Title: Chief Executive Officer